Exhibit 99.4

ANNUAL INFORMATION FORM

FOR FISCAL YEAR ENDED SEPTEMBER 30, 2006

DECEMBER 29, 2006

TABLE OF CONTENTS
PART I – CORPORATE STRUCTURE OF AXCAN PHARMA INC.		2
PART II - GENERAL DEVELOPMENT OF THE BUSINESS		2
1.	Overview	2
PART III - BUSINESS OF AXCAN		4
1.	Axcan Products	4
2.	Sales and Marketing	12
3.	Research and Development	13
4.	Trademarks, Patents, Proprietary rights and Licensing activities	13
5.	Human Resources	17
6.	Facilities	17
7.	Environment, Health and Safety	18
8.	Risk Factors	18
9.	Convertible Debenture Offering	24
PART IV - SELECTED CONSOLIDATED FINANCIAL INFORMATION		25
PART V - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND OPERATING RESULTS26
PART VI - DIVIDEND POLICY		26
PART VII – DESCRIPTION OF CAPITAL STRUCTURE		27
1.	Common Shares	27
2.	Preferred Shares	27
PART VIII - DIRECTORS AND OFFICERS		28
PART IX - LEGAL PROCEEDINGS		30
PART X - TRANSFER AGENT AND REGISTRARS		31
PART XI - MARKET FOR SECURITIES		31
1.	Market for Securities	31
2.	Trading History	31
PART XII - MATERIAL CONTRACTS		32
PART XIII - INTERESTS OF EXPERTS		32
PART XIV - FORWARD-LOOKING STATEMENTS		32
PART XV - TRADEMARKS		32
PART XVI - ADDITIONAL INFORMATION		33
SCHEDULE A - GLOSSARY OF TECHNICAL TERMS		34

PART I - CORPORATE STRUCTURE OF AXCAN PHARMA INC.

Axcan Pharma Inc. was incorporated under the Canada Business Corporations Act on May 6, 1982 under the name 115391 Canada Inc. On February 14, 1983, Axcan changed its name to Interfalk Canada Inc. and on October 1, 1993, it amalgamated with Axcan Holdings Ltd., its parent corporation, under the name Interfalk Canada Inc., which was changed to Axcan Pharma Inc. on July 12, 1994. On October 30, 1995, Axcan's Articles were amended to delete the private company restrictions, re-designate the existing Class “A” shares and Class “B” shares as common shares and preferred shares, respectively, and consolidate the common shares on a 0.44 for one basis. On June 6, 2000, Axcan's Articles were amended again to create 14,175,000 Series A preferred shares and 12,000,000 Series B preferred shares. Axcan's head office is located at 597 Laurier Boulevard, Mont Saint-Hilaire, Quebec, J3H 6C4, Canada.

Where reference is made to “Axcan” or the “Company” in this Annual Information Form, the term includes Axcan Pharma Inc., its predecessors and its direct and indirect subsidiaries and their predecessors, collectively, unless the context otherwise requires. Unless otherwise stated, all market size information appearing in this Annual Information Form has been provided by IMS Health Ltd., a widely accepted provider of information services specializing in medical research information. Unless otherwise stated, all dollar amounts appearing in this Annual Information Form are stated in U.S. dollars, and all financial data included in this Annual Information Form has been prepared in accordance with U.S. generally accepted accounting principles.

The following chart shows the jurisdictions of incorporation of Axcan and its principal subsidiaries. All of the outstanding shares of such subsidiaries or associated corporations are owned directly or indirectly by Axcan.

PART II - GENERAL DEVELOPMENT OF THE BUSINESS

1.	Overview

Axcan is a leading speciality pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by 1) increasing sales of products it currently markets; 2) in-licensing products and acquiring products and/or companies; 3) developing additional products and expanding indications for existing products; and 4) expanding geographically. Axcan’s main currently marketed products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of exocrine pancreatic insufficiency, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases and CARAFATE/SULCRATE for the treatment of gastric duodenal ulcers. Axcan has a number of pharmaceutical projects in development further described in the section “Products in Development” of this Annual Information Form. In particular, in 2004, the company initiated the clinical development of Itopride Hydrochloride, also known as ITAX. Over the past two fiscal years the Company expensed significant resources and funds to advance the development of ITAX. As announced in September 2006, the Company decided not to pursue the clinical development of ITAX for the treatment of Functional Dyspepsia, as findings resulting from two Phase III studies showed that ITAX did not meet its co-primary endpoints.

For the year ended September 30, 2006, Axcan reported total revenue of $292.3 million, operating income of $57.8 million and net income of $39.1 million. Revenue from sales of Axcan's products in the United States was

$201.8 million (69.0% of total revenue) for the year ended September 30, 2006, compared to $159.7 million (63.5% of total revenue) for fiscal 2005. In Canada, revenue was $38.0 million (13.0% of total revenue) for the year ended September 30, 2006, compared to $34.4 million (13.7% of total revenue) for fiscal 2005. In Europe and other international export markets, revenue was $52.1 million (17.8% of total revenue) for the year ended September 30, 2006, compared to $57.1 million (22.7% of total revenue) for fiscal 2005.

Axcan's revenue has historically been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large pharmacy chains. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to physicians, in particular, gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large pharmacy chains, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its commercialized products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating revenues are primarily affected by three factors: the level of acceptance of Axcan's products by prescribing physicians, particularly gastroenterologists, and their patients; the ability of Axcan to convince practitioners to use Axcan’s products for approved indications and wholesaler buying patterns.

Most importantly, the level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Historically, wholesalers’ business models in the U.S. were dependent on drug price inflation. Their profitability and gross margins were directly tied to the speculative purchasing of pharmaceutical products at pre-increase prices, and selling their product inventory to their customers at the increased price. This inventory price arbitrage accounted for a predominant portion of compensation of wholesalers for their distribution services and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from manufacturer price increases. More recently, pharmaceutical manufacturers have not been increasing drug prices as frequently, and increases, in percentage, have been lower. For these and other reasons, some wholesalers have changed their business model to a fee-for-service arrangement where manufacturers pay wholesalers a fee for inventory management and other services. These fees typically are a percentage of the wholesaler’s purchases from the manufacturer or a fixed charge per piece or per unit. The fee-for-service approach results in wholesalers’ compensation being more stable, and volume-based as opposed to price-increase based.

As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their inventories from their historical levels. Under the new model, the consequence for manufacturers using wholesalers is that they now realize the benefit of price increases more rapidly in return for paying wholesalers for the services they provide, on a fee-for-service basis. This change in wholesaler’s business model has affected Axcan’s revenue in two ways. First, since fiscal 2005, there has been an overall gradual trend of wholesalers to reduce inventory levels of the Company’s products, from previous historic levels, which has affected revenue. Second, more recently in the fourth quarter ended September 30, 2006, the Company chose to adopt a classification of fees incurred under distribution services agreements (“DSA”) entered into with wholesalers as a deduction from gross sales. Previously, these fees were included in selling and administrative expenses. DSA related fees incurred in 2005 were not material.

In addition to its marketing activities, Axcan carries out research and development activities on products at various stages of development. These activities are carried out primarily with respect to product opportunities which it acquires or licenses from third parties. By combining its marketing expertise with its research and development experience, Axcan distinguishes itself from specialty pharmaceutical companies that focus solely on distribution of products and offers licensors the prospect of rapidly expanding the potential market for their products. As a result, Axcan is presented with opportunities to acquire or in-license products that have been advanced to the later stages of development by other companies. This focus on products in late-stage development enables Axcan to reduce risks and expenses associated with new drug development.

PART III - BUSINESS OF AXCAN

1.	Axcan Products

Axcan's focus is in the field of gastroenterology, which includes gastrointestinal diseases and disorders. A discussion of the regulatory process follows under the heading “Regulatory Environment”.

The following table presents an overview of Axcan's principal products approved or under development, setting forth for each product, (1) the indication for which each product in a product line is approved or under development, (2) the territory in which Axcan is focusing its marketing of the product and (3) the regulatory status of the product:

Product/Indication	Territory	Regulatory Status
CARAFATE/SULCRATE
Active duodenal ulcers	Canada, United States	Marketed
BENTYL/BENTYLOL
Irritable Bowel Syndrome	Canada, United States	Marketed
PROCTOSEDYL
Haemorrhoids and rectal lesions	Canada	Marketed
ULTRASE
Exocrine pancreatic insufficiency	Canada, United States, South America	Marketed
	United States	Phase III studies (to comply with FDA requirement for NDA by April 2008)
VIOKASE
Exocrine pancreatic insufficiency	United States, Canada	Marketed
	United States	Phase III studies (to comply with FDA requirement for NDA by April 2008)

Product/Indication	Territory	Regulatory Status
URSO and related products URSO, URSO 250, URSO DS, URSO Forte
Cholestatic liver diseases (including Primary Biliary Cirrhosis and Primary Sclerosing Cholangitis) Primary Biliary Cirrhosis	Canada United States	Marketed Marketed
SUDCA (ursodiol disulfate)
Prevention of the recurrence of colorectal polyps	Canada, Europe, United States	Phase I studies (safety/tolerance) completed
NCX-1000 (ursodiol derivative)
Portal hypertension	Canada, France, Poland, United States (under option)	Phase IIa study in progress
SALOFALK (tablets, suspensions, suppositories) SALOFALK
Inflammatory bowel diseases (distal ulcerative colitis, ulcerative proctitis, ulcerative colitis and Crohn's Disease)	Canada	Marketed
CANASA
CANASA 1000 mg suppositories
Ulcerative proctitis	United States	Marketed

Product/Indication	Territory	Regulatory Status
PHOTOFRIN PHOTOFRIN
Completely or partially obstructing esophageal cancer	Europe, Asia, United States, Canada, Mexico	Approved and/or Marketed
Superficial esophageal cancer	Japan	Marketed
High-Grade Dysplasia associated with Barrett's Esophagus	Canada, United States, Mexico	Approved and/or Marketed
Papillary bladder cancer	Canada	Approved
Superficial gastric cancer	Japan	Marketed
Early cervical cancer and dysplasia	Japan	Marketed
Completely or partially obstructing endobronchial non small cell lung cancer	Europe, Asia, Canada, United States, Mexico	Approved and/or Marketed
Early lung cancer (Stage 0 and 1)	Japan	Marketed
PHOTOBARR
High-Grade Dysplasia associated with Barrett's Esophagus	Europe	Approved and/or Marketed

PANZYTRAT
Exocrine pancreatic insufficiency and pancreatic enzyme deficiency	Europe, South America, Africa	Approved and/or Marketed

DELURSAN
Cholestatic liver diseases (including Primary Biliary Cirrhosis and Primary Sclerosing Cholangitis)	France	Marketed

LACTEOL
Diarrhoea	Europe, Asia, Africa, South America	Approved and/or Marketed

PYLERA
Helicobacter pylori eradication	United States Canada Europe	Approved NDA withdrawn Phase III studies completed
AGI-010
Treatment of GERD and better control of NAB	North America	Development of regulatory strategy
NMK 150
Pancreatitis	Canada, Europe, United States	Phase I study in progress

PRODUCTS ON THE MARKET

Market size data appearing below is as of September 30, 2006 and does not represent Axcan's expected sales figures, as important factors must be considered, including successful product development, competition, the degree of Axcan's market penetration and the dilution of revenues resulting from royalty and other payments under licenses or agreements with third parties. Market sizes appearing in the descriptions below refer to actual or potential annual aggregate sales for the relevant drug and not Axcan’s actual or potential annual sales. Axcan believes that prescription trends are indicative of potential future sales trends, since prescriptions drive the demand for Axcan's products, and has therefore included such figures for products, when available.

ULTRASE

Axcan markets under the trademark ULTRASE certain pancreatic enzyme microspheres and minitablet formulations designed to help patients with exocrine pancreatic insufficiency, as associated with, but not limited to Cystic Fibrosis, better digest food.

In the United States, the total market for coated pancreatic enzymes is estimated to be $140 million and ULTRASE has approximately 31% of this market share in prescriptions, and 28% of the Cystic Fibrosis pancreatic enzyme prescription market (approximately 54% of the overall coated pancreatic enzyme market).

In Canada, the total market for pancreatic enzymes is estimated to be CAN$15.3 million; ULTRASE has approximately 3% of the Cystic Fibrosis pancreatic enzyme prescription market.

For the year ended September 30, 2006, Axcan reported sales of $39.1 million for ULTRASE.

ULTRASE competes with a number of pancreatic enzyme formulations including PANCREASE® (Ortho-McNeil Pharmaceutical) and CREON® (Solvay Pharmaceuticals, Inc.) as well as various generics.

VIOKASE

Axcan markets under the brand name VIOKASE non-enterically coated pancreatic replacement enzymes, both in the United States and in Canada, as digestive aids for the treatment of exocrine pancreatic insufficiency and pancreatic enzyme deficiency as associated with, but not limited to, chronic pancreatitis and surgical ablation of the pancreas.

In the United States, the total market for uncoated pancreatic enzymes is estimated to be approximately $67.0 million; VIOKASE represents approximately 11% of the prescriptions in this market.

In Canada, the total market for uncoated pancreatic enzymes is estimated to be approximately CAN$2.2 million, and Axcan has approximately 32% of total prescriptions in this market. Axcan does not actively market VIOKASE in either the United States or Canada.

For the year ended September 30, 2006, Axcan reported sales of $7.6 million for VIOKASE.

VIOKASE is the only branded non-enterically coated replacement enzyme and competes with a number of generic products.

URSO

In the United States, Axcan has been marketing URSO 250 for the treatment of Primary Biliary Cirrhosis (“PBC”) since May 1998. URSO Forte, a 500-milligram ursodiol tablet indicated for PBC was launched in the first quarter of fiscal 2005.

In the United States, the total market for ursodiol (ursodeoxycholic acid - the active ingredient in URSO 250 and URSO Forte) is approximately $145 million. URSO 250/URSO Forte had approximately 41% of the gastrointestinal market in total prescriptions and approximately 30% of the total ursodiol market for fiscal 2006, which equates to approximately 49% of the dollar value of the gastrointestinal market (ursodiol is also used in certain non gastrointestinal indications) or 38% of the dollar value of the total ursodiol market.

For the year ended September 30, 2006, Axcan reported sales of $49.3 million for URSO250/URSO Forte in the United States.

In the United States there is currently no therapy specifically approved to be marketed for the treatment of PBC other than URSO 250 and URSO Forte. However, other products are being prescribed. ACTIGALL™ (Watson Pharmaceuticals), a product currently approved and marketed for gallstone dissolution as associated with active weight loss, is prescribed for the treatment of various liver diseases, including PBC. Generic versions of ACTIGALL™ have also been approved for the dissolution of gallstones and can also be prescribed for PBC.

In Canada, Axcan markets URSO/URSO DS for the treatment of cholestatic liver diseases, which includes PBC and PSC.

In Canada, the total market for ursodiol is estimated to be $ 12.3 million. Axcan is the only company that markets ursodiol for the treatment of cholestatic liver diseases. In May of 2006, generic versions of URSO/URSO DS received approval for sale in Canada.

For the year ended September 30, 2006, Axcan reported sales of $11.4 million for URSO/URSO DS in Canada.

SALOFALK and CANASA

SALOFALK and CANASA are mesalamine-based products sold by Axcan for the treatment of certain inflammatory bowel diseases, such as ulcerative colitis and ulcerative proctitis.

In the United States, CANASA 1000 mg suppository is being marketed for the treatment of acute ulcerative proctitis. The total market for rectally delivered mesalamine is approximately $105 million. CANASA 1000 mg has approximately 61.5% of this market in total prescriptions, which equates to approximately 58% of the dollar value of this market. The 1000 mg dosage form provides convenient once per day dosing, as opposed to two times per day with the previous CANASA 500 milligram suppository.

For the year ended September 30, 2006, Axcan reported sales of $53.1 million for CANASA.

Competition comes from either topical corticosteroid enemas or suppositories as well as mesalamine enemas. Since corticosteroids are associated with significant side effects, other agents have been used. Mesalamine suppositories are used to treat proctitis and rectal symptoms, while mesalamine enemas are used to treat more extensive distal ulcerative colitis. In the United States, CANASA mainly competes with generic mesalamine enemas and RowasaTM enemas (Solvay Pharmaceutical, Inc.).

In Canada, Axcan markets the SALOFALK product line (tablets, suspensions and suppositories) for the treatment of certain IBDs, including ulcerative colitis and Crohn's Disease. In Canada, the market for existing mesalamine therapeutic products totals approximately $ 65 million. SALOFALK is estimated to have 38% of the market in total prescriptions, which represents approximately 32% of the dollar value of this market.

For the year ended September 30, 2006, Axcan reported sales of $ 16.5 million for SALOFALK.

Several products containing mesalamine in controlled-release tablets or capsules are available on the Canadian market, including AsacolTM (The Proctor & Gamble Company) and DipentumTM (UCB Pharma).

CARAFATE/SULCRATE

CARAFATE/SULCRATE are sulcrafate based products indicated for the treatment of gastric duodenal ulcers. CARAFATE is sold in the United States and SULCRATE in Canada. In November 2005, Axcan launched a new promotional campaign in the United States, to support sales of CARAFATE suspensions.

In the United States, the total market for anti-ulcerant tablets and suspensions is approximately $115 million and CARAFATE has approximately 43% of the dollar value of this market.

For the year ended September 30, 2006, Axcan reported combined sales of $43.9 million for CARAFATE/SULCRATE.

PANZYTRAT

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratories. PANZYTRAT consists of enterically coated microtablets for use in the treatment of exocrine pancreatic insufficiency and pancreatic enzyme deficiency. It is available in various strengths and marketed in several countries.

For the year ended September 30, 2006, Axcan reported sales of $12.1 million for PANZYTRAT, including $0.8 in export markets. During a transition period subsequent to the acquisition of the rights to PANZYTRAT, Abbott acted as Axcan’s agent for the management of sales of this product in certain countries pending the transfer of regulatory authorisations and related marketing rights from Abbott to Axcan. Since this period has now ended, Abbott is no longer selling PANZYTRAT in these export markets. Axcan is in the process of signing distribution agreements with new partners. Until this process is complete, Axcan is generating and will temporarily continue to generate a lower level of PANZYTRAT sales in these export markets.

The primary markets for PANZYTRAT are Germany and the Netherlands (80% of the total sales of PANZYTRAT), where it mainly competes with CREON® (Solvay Pharmaceuticals, Inc.).

DELURSAN

DELURSAN is an ursodiol preparation marketed in France and is indicated for the treatment of cholestatic liver diseases, including PBC, Primary Sclerosing Cholangitis and liver disorders related to Cystic Fibrosis.

In France, DELURSAN mainly competes with URSOLVAN® (Sanofi-Aventis S.A.).

For the year ended September 30, 2006, Axcan reported sales of $13.9 million for DELURSAN.

LACTEOL

LACTEOL is product containing a specific proprietary strain of Lactobacillus in a lyophilized powder form. The product is available in a number of dosage forms, including capsules, and is primarily indicated, in most markets, for the treatment of diarrhoea. LACTEOL is sold in France and over 40 export markets.

As part of new measures designed to reduce healthcare costs associated with the reimbursement of prescription drugs, effective March 1, 2006, the French government decided to stop the reimbursement of approximately 200 drugs, including LACTEOL. Although the Company took the appropriate measures to support sales of LACTEOL in France, this decision negatively impacted LACTEOL’s revenue in France in fiscal 2006. The measures undertaken include, but are not limited to (1) the signature of a partnership agreement with an “Over-The-Counter” distributor and marketer; (2) the launch of a new 340 mg capsule formulation; and (3) an increase of wholesaler prices.

For the year ended September 30, 2006, Axcan reported sales of $18.1 million for LACTEOL, including $9.1 million outside of France.

PHOTOFRIN/PHOTOBARR

Axcan markets (directly or through distributors) PHOTOFRIN/PHOTOBARR in North America, Europe, and other selected markets, for the treatment of High-Grade Dysplasia associated with Barrett's Esophagus, esophageal and non small cell lung cancer, as well as certain types of gastric cancers and cervical dysplasia.

For the year ended September 30, 2006, Axcan reported sales of $5.5 million for PHOTOFRIN/PHOTOBARR.

OTHER DRUGS MARKETED BY AXCAN

In the United States, Axcan also markets ADEKs, a fat-soluble multivitamin supplement marketed in chewable tablets and paediatric drops; BENTYL for the treatment of irritable bowel syndrome; FLUTTER, a mucus clearing device that aids pulmonary ventilation and expectoration by loosening mucus and liquefying mucus secretions that obstruct the airway of cystic fibrosis patients; and SCANDISHAKE and SCANDICAL, two high-energy caloric supplements which help cystic fibrosis patients gain and maintain their weight.

In Canada, Axcan also markets BENTYLOL for the treatment of irritable bowel syndrome; CORTENEMA an enema used as an adjunct in the treatment of non-specific inflammatory bowel diseases; FLUTTER, a mucus clearing device that aids pulmonary ventilation and expectoration by loosening mucus and liquefying mucus secretions that obstruct the airway of cystic fibrosis patients; MODULON for the treatment of irritable bowel syndrome; PROCTOSEDYL for haemorrhoids and rectal lesions; and SCANDISHAKE, a high-energy caloric supplements which help cystic fibrosis patients gain and maintain their weight.

In France, Axcan also markets TAGAMET, which is indicated for the symptomatic treatment of gastric or duodenal ulcers; TRANSULOSE and TRANSITOL, both of which are indicated for the symptomatic treatment of constipation; and VIATOL, an oral solution preventing dehydration.

For the year ended September 30, 2006, these products, in aggregate, reported sales of $21.0 million.

PRODUCTS IN DEVELOPMENT

Axcan’s product development efforts are focused on compounds and products that are designed to meet medical needs in the field of gastroenterology and have a competitive advantage. Major development projects include:

PYLERA (formerly known as HELIZIDE)

Helicobacter pylori is a bacterium now recognized as being the main cause of gastric and duodenal ulcers. The discovery in 1983 of the Helicobacter pylori organism was one of the major advances in gastroenterology in recent decades, as it revolutionized the approach to many upper gastrointestinal disorders. Helicobacter pylori is believed to the cause of a spectrum of disease in humans, including gastritis, ulcer disease (gastric and duodenal), gastric cancer and gastric lymphoma.

Axcan conducted a 275-patient Phase III trial comparing the PYLERA regimen (3-in-1 capsule triple therapy containing biskalcitrate potassium (140 mg), metronidazole (125 mg) and tetracycline hydrochloride (125 mg) given four times per day, plus omeprazole 20 milligram twice per day), to the widely used OAC combination (i.e., omeprazole, amoxicillin and clarithromycin). Results confirmed that PYLERA is not only as effective as the most widely prescribed therapeutic regimen, but that it has the potential to be used in a wide range of patients as a first-line therapy for the eradication of Helicobacter pylori.

In September 2006, the FDA issued an approval letter for the Company's New Drug Application for PYLERA, which the Company expects to launch in the United States in the first half of calendar 2007. The US market for therapies for the eradication of Helicobacter pylori is in excess of $160 million, and due to under-diagnosis the Company believes there is significant growth potential for this market. The U.S. patent on the PYLERA capsule technology expires in December 2018. See “Business of Axcan-Licensing and Intellectual Property Protection”.

ULTRASE and VIOKASE

In April 2004, the FDA formally notified manufacturers of pancreatic enzyme insufficiency products that these products, which include VIOKASE and ULTRASE, must receive NDA approval before April 2008 in order to remain on the market. The FDA has published final guidelines aimed at assisting manufacturers of exocrine pancreatic insufficiency drug products in preparing and submitting these New Drug Applications (“Guidance for Industry - Exocrine Pancreatic Insufficiency Drug Products - Submitting NDAs”; April 2006).

ULTRASE - Axcan has completed a Phase III study on ULTRASE that will serve as the basis of the New Drug Application. This study assessed the efficacy and safety of ULTRASE MT capsules in the treatment of exocrine pancreatic insufficiency in cystic fibrosis (Aliment Pharmacol. Ther. 2004; 20: 1365-1371). Additional studies on ULTRASE are currently in process. Based on the above referenced guidelines and on ongoing discussions with the FDA, the Company believes it will be able to submit a New Drug Application for ULTRASE in the first half of calendar 2007.

VIOKASE - Clinical work that will serve as the basis of a New Drug Application for VIOKASE is currently ongoing. Based on the above referenced guidelines and on ongoing discussions with the FDA, the Company believes it will be able to submit a New Drug Application for VIOKASE in the first half of calendar 2007.

We believe that some of the manufacturers of pancreatic enzyme insufficiency products which are currently on the market in the United States may not be able to satisfy the FDA’s requirements for NDAs for these products.

SUDCA (Ursodiol disulfate)

Axcan is currently studying the use of a new ursodiol derivative, ursodiol disulfate, in the treatment of recurring colorectal adenomateous polyps.

The Company had previously completed a Phase II study of the effectiveness of URSO 250 (ursodeoxycholic acid) in preventing the recurrence of colorectal adenomateous polyps in the United States and Canada, for which 792 patients were randomized. The final analysis confirmed a trend in the sub-group of patients suffering from early stage colorectal cancer at baseline: a 26% reduction of polyp recurrence rate occurred in the URSO 250 group when compared to placebo, both in terms of mean number of recurring polyps at one year (0.67 vs 0.90) and the average size of the polyps (0.23 vs 0.31). In the overall study population however, no statistically significant difference between the two groups was observed in terms of mean number of recurring polyps (0.97 vs 1.04) and average polyp size (0.30 vs 0.28).

Preliminary results of studies conducted with ursodiol disulfate showed that ursodiol disulfate reduces the number of aberrant crypts in a rat model of colon cancer. Aberrant crypts are considered to be early abnormal changes in the intestinal lining that are precursors to colon cancer. In a small pilot study, where rats were injected with the carcinogen azoxymethane, a 56% reduction in the total number of aberrant crypts in the colon was observed after four weeks in those animals treated with this new ursodiol formulation compared to control models. Ursodiol disulfate alone fed to rats had no adverse effects on the appearance of the lining of the colon. Long-term animal studies are ongoing to determine the effect of ursodiol disulfate on the timing of appearance, the number, and the size of colonic tumors in the azoxymethane rat model of chemically-induced colon cancer.

Axcan completed a single ascending dose Phase I study in early 2006, as well as a multiple ascending dose Phase I study in September 2006. These studies evaluated the safety, tolerability and preliminary pharmacokinetics of ursodiol disulfate. Both studies confirmed the safety and tolerability of this compound. Results of the pharmacokinetics part of the studies will soon be analyzed and should be available in the first half of calendar 2007. The Company plans to initiate a Phase II program shortly thereafter. See “Business of Axcan - Licensing and Intellectual Property Protection”.

NCX-1000

Axcan and its partner, NicOx S.A., are developing NCX-1000, a patented, nitric oxide-donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of some chronic, advanced liver diseases. The Company is currently conducting a “proof-of-concept” Phase IIa randomized, double-blind, dose-escalating study, in which patients will receive escalating doses of NCX-1000 or a placebo. Results are expected in the first half of calendar 2007. See “Business of Axcan - Licensing and Intellectual Property Protection”.

NMK 150

Axcan and Nordmark GmbH, a German pharmaceutical firm, are collaborating in the development of NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis, which represents an unmet medical need. A dose-ranging, animal study assessing the toxicity of NMK 150, paying special attention to duodenal irritation, was completed and confirmed the safety profile of this compound. A Phase I ascending multiple dose clinical trial was initiated in the second quarter of fiscal 2006 and results should be available in the first half of calendar 2007. See “Business of Axcan-Licensing and Intellectual Property Protection”.

ITAX (Itopride)

Further to the results of the ITAX North American Phase III study, announced in September 2006, the Company decided to suspend further development of Itopride in the treatment of Functional Dyspepsia and Diabetic Gastropathy. The Company is currently finalizing long-term safety studies that should be completed in the second half of calendar 2007. These studies are the extension to the previously conducted Functional Dyspepsia studies and are being completed for ethical purposes as the Company believes it to be its duty to provide complete treatment to patients who initially enrolled in this program.

2.	Sales and Marketing

Axcan's sales and marketing force is comprised of 187 professionals, of which 115 are sales representatives, 50 are managers and sales support and 22 are in marketing. Of these 187 professionals, 27 are located in Canada, 104 in the United States and 56 in Europe.

In the United States, Axcan sells its products to most major wholesale drug companies and distributors, which in turn distribute Axcan's products to chain and independent pharmacies, hospitals and mail order organizations. The 64 sales professionals located in the United States operate in specialty groups that call on high-volume prescribing physicians, cystic fibrosis centres, hepatologists and transplant centres, potential and current PHOTOFRIN centres as well as third-party payors, clinical pharmacists and formularies administrators.

Three wholesalers represented respectively 39.0%, 24.4% and 11.4% or a total of 74.8% of Axcan’s revenue for the year ended September 30, 2006 (62.1% and 55.8% in 2005 and 2004). No other customer represented more than 10% of the Company’s revenue.

Increasingly, in North America, third-party payors, such as private insurance companies and drug plan benefit managers, aim to rationalize the use of pharmaceutical products and medical treatments, in order to ensure that prescribed products are necessary for the patients’ conditions. Moreover, large drug store chains now account for an increasing portion of the retail sales of prescription medicines. The pharmacists and store managers of such retail outlets are under pressure to reduce the number of items in inventory in order to reduce costs.

In Canada, Axcan sells its products to hospitals and wholesale drug companies, which in turn distribute Axcan's products to pharmacies. Axcan's major products are included in most provincial drug benefit formularies and are promoted by Axcan’s 10 sales professionals to gastroenterologists and internal medicine specialists with a particular interest in gastrointestinal diseases, as well as to colorectal surgeons.

In France, Axcan sells its products to distributors, which in turn distribute them to wholesale drug companies, which in turn distribute them to pharmacies. Until March 1st, 2006, Axcan's major products were included in the national drug benefit formularies. Effective March 1st, 2006, the French government decided to stop the reimbursement of approximately 200 drugs, including LACTEOL. In order to support sales of this product in

France, Axcan implemented measures that include, but are not limited to (1) the signature of a partnership agreement with an “Over-The-Counter” distributor and marketer; (2) the launch of a new 340 mg capsule formulation and; (3) an increase of wholesaler prices. As a consequence of these governmental measures, Axcan reduced its sales force in France from 64 to 45 sales representatives. The 45 sales professionals regularly visit high-prescribing physicians to promote Axcan's other products.

This international sales structure is complemented by Axcan's sponsorship of high-level international medical meetings on topics related to Axcan's products and research activities. As an example, the “Trends in Inflammatory Bowel Disease Therapy” meeting that was organized in September 2006, allowed researchers and gastroenterologists from around the world to meet and exchange information. These events are recognized by leading institutions, and continuing medical education credits are awarded to attendees. As a consequence, Axcan is recognized not only as a supplier of quality products, but also as an important link in the continuous medical education process.

3.	Research and Development

Axcan's research and development strategy concentrates on two main areas, i.e. further development of acquired products, and development of existing products, including testing the efficacy of such products in other indications. This strategy allows Axcan to minimize the level of risk associated with new drug development and also to reduce the amount of time typically required to develop and obtain new product approvals.

Axcan typically uses its own scientific affairs staff to carry out clinical trial protocol development, validate case report forms, and monitor clinical trial sites. Axcan also coordinates the financial aspects of clinical studies conducted by third parties. Specific tasks, such as data entry and the compilation of biostatistics, are contracted out to third parties. Pre-clinical toxicology and pharmacology studies are also contracted to research organizations. The preparation and submission of INDs or NDAs is contracted out to a consulting firm with which Axcan's research and development personnel maintain an open and frequent line of communication.

Research and development expenses were $39.8 million for fiscal 2006 and $31.9 million for fiscal 2005, compared to approximately $19.9 million for fiscal 2004. The increases in fiscal 2006 and fiscal 2005 were primarily related to the ITAX clinical development program.

4.	Trademarks, Patents, Proprietary rights and Licensing activities

We believe that trademark protection is an important part of establishing product and brand recognition. We own a number of registered trademarks and trademark applications and have acquired the rights to several trademarks by license. Axcan maintains trademarks registrations in a number of jurisdictions where it sells its products. In the United States, trademark registrations remain in force for ten years and may be renewed every ten years after issuance, provided the mark is still being used in commerce.

A patent is a statutory private right that grants to the patentee exclusive rights to exclude others form using the patented invention during the term of the patent. A patent is territorial and may be sought in many jurisdictions. In the United States, as in most other countries, the term of patent protection is 20 years from the date the patent application was filed. An invention may be patentable if it meets the criteria of being "new," "useful" and "non-obvious." Depending upon whether a particular drug is patentable and the relative cost associated with obtaining its issuance in a given jurisdiction, an inventor will either apply for a patent in order to protect the invention or maintain the confidentiality of the information to rely on the common law protection afforded to trade secrets.

A company may also enter into licensing agreements with third-party licensors in order to obtain the right to make, use and sell certain products, thereby gaining access to know-how, secret formulas and patented technology. The value of a license is generally enhanced by the existence of one or more patents. A license gives the licensee access to developed and, in many cases, tested technology and provides the licensee faster and often less expensive entry into the market. Licensing also establishes relationships, which may provide access to additional products or technology or may lead to joint ventures or alliances affording the licensor and the licensee an opportunity to evaluate each other's products and technology. This is also true, to a lesser extent, for distribution relationships.

Pursuant to license agreements with third parties, we have acquired rights to manufacture, use or market certain of our existing products, as well as many of our development products and technologies. Such agreements typically contain provisions requiring us to use commercially reasonable efforts or otherwise exercise diligence in pursuing market development for such products in order to maintain the rights granted under the agreements, and may be cancelled upon our failure to perform our payment or other obligations.

We further rely and expect to continue to rely upon unpatented proprietary know-how and technological innovation in the development and manufacture of many of our principal products. Our policy is to require all our employees, consultants and advisors to enter into confidentiality agreements with us.

Axcan has entered into several of these types of collaborative agreements with licensors, licensees and other third parties and will continue to do so. The following agreements have been entered into in connection with products marketed by Axcan or under development.

ULTRASE: Axcan is the owner of the trademark ULTRASE and markets certain pancreatic enzyme based microspheres and minitablets under the ULTRASE and ULTRASE MT brands in North and Latin America, under an exclusive development, license and supply agreement with Eurand International S.p.A. This agreement, which was entered into in 2000, is for a period of ten years with automatic renewals for subsequent periods of two years. Axcan has paid Eurand licensing fees totalling $3.5 million, and Axcan agreed to pay to Eurand royalties of 6% on the first $30.0 million of annual net sales and 5% on annual net sales in excess of $30.0 million, subject to minimum royalty payments of $750,000, $1.0 million and $1.5 million in the first three years.

Ursodiol: Axcan developed URSO for the Canadian market in collaboration with Falk Pharma GmbH ("Falk") and acquired the rights to manufacture, use and market URSO in the United States on March 23, 1993 through the acquisition of the shares of Axcan Pharma U.S., Inc. that it did not already own. In April 1999, Axcan entered into two agreements with Sanofi-Synthélabo S.A. of France (now, Sanofi-Aventis) that secured Axcan's right to manufacture, use and market URSO for the treatment of PBC in Canada and the United States. For the United States, Axcan licensed the rights to the treatment of PBC under a patent, which expires in November, 2007. For Canada, Axcan acquired full ownership of the patent relating to the use of ursodiol for the treatment of PBC, which expires in 2010. In May 2006, the Canadian PBC patent was held to be invalid for the purposes of opposing the issuance of a Notice of Compliance for a generic version of URSO 250mg, under proceedings instituted by Axcan pursuant to the Canadian Patented Medicines (Notice of Compliance) Regulations (‘‘Regulations’’).

In October 2000, Axcan entered into a licensing agreement with the Children's Hospital Research Foundation ("CHRF"), an operating division of Children's Hospital Medical Centre of Cincinnati, Ohio, for a series of patented sulfated derivatives of ursodeoxycholic acid compounds ("SUDCA" or "ursodiol disulfate"). According to the terms of this agreement, Axcan has exclusive worldwide rights to commercially exploit formulations of SUDCA under the licensed patents and know-how developed by CHRF.

In May 2002, Axcan signed a co-development and licensing agreement with NicOx S.A. (“NicOx”) for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases, including portal hypertension and Hepatitis "C". Under the terms of this agreement, Axcan obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland, as well as an option to acquire the same exclusive rights for the United States. Axcan and NicOx will jointly share the cost of the future development of NCX-1000 until the completion of Phase II clinical studies. Axcan will thereafter conduct the required Phase III clinical studies and will be responsible for regulatory filings in the exclusively licensed territories. Axcan has paid NicOx an upfront milestone of $2.0 million and has agreed to pay other option or milestone payments totalling up to $17.0 million at various stages of development, the majority being payable upon approval. Axcan also agreed to pay royalties on net sales of the product.

SALOFALK and CANASA: Axcan developed SALOFALK in collaboration with Falk. Axcan owns the trademark SALOFALK in Canada and CANASA in the United States.

In October 2002, Axcan acquired from Gentium S.p.A. exclusive rights to develop and market in North America a patented four-gram rectal gel formulation of mesalamine for the treatment of active distal ulcerative colitis. In return, Axcan agreed to make milestone payments totalling approximately $1.5 million, the majority of which are payable upon approval in the United States. Axcan also agreed to pay a royalty of 4% on net sales of the product for a ten-year period from the date of the product's launch. In August 2006, we announced that the development of this dosage form for North America was no longer being pursued by the Company.

In November, 2004, Axcan obtained approval for a new 1000 mg form of its CANASA rectal suppository from the FDA and was granted data exclusivity by the FDA in connection with this approval. This means that the FDA will not approve an application for a competitive version of mesalamine which relies upon data included in our NDA. Therefore, unless an applicant for a competitive version of CANASA were to develop its own data supporting approval of an NDA, this data exclusivity will have the effect of preventing generic competition for CANASA until at least November 2007.

VIOKASE: In 1996, Axcan acquired from Wyeth worldwide rights to VIOKASE and the right to market the product in Canada. In 1997, Axcan also acquired the VIOKASE marketing rights for the United States and the trademark VIOKASE for Canada, the United States and certain other countries from American Home Products Corp. (now, Wyeth) and A.H. Robins Company, Inc. Axcan owns the trademark VIOKASE for North, Central and South America. This product is not subject to a patent.

PHOTOFRIN: In June 2000, Axcan purchased from QLT Inc. (“QLT”) the trademark “PHOTOFRIN” for the United States, Canada and all other countries where it has been registered as a trademark or used in marketing. Axcan also purchased, licensed or sublicensed from QLT, as the case may be, the worldwide rights of other assets and intellectual property related to PHOTOFRIN. As part of the transaction, Axcan acquired a European subsidiary of QLT, which holds the European regulatory approvals for PHOTOFRIN. The last of the patents, which form part of the acquired assets, expires in April 2013. As part of the acquisition, Axcan agreed to assume QLT's obligation to pay royalties of up to 5% on net sales of PHOTOFRIN to Health Research Inc. (“Health Research”), pursuant to arrangements under which Axcan is a sub-licensee of the technology that QLT licensed from Health Research. Pursuant to the terms of the transaction between Axcan and QLT, Axcan has paid to QLT milestone cash payments of CND $5.0 million.

PANZYTRAT: In December 2002, Axcan acquired from Abbott certain assets related to the distribution, marketing and sale of a line of pancreatic enzyme products used to enhance the digestion of fats. This pancreatic enzyme product line is commonly marketed under the trademark PANZYTRAT. The product line is subject to patents assigned to Axcan directly from Abbott, the last of which expires in 2008. The know-how and trade secrets associated with the products and their manufacture are the object of a perpetual unrestricted license from Abbott. The PANZYTRAT and related mark portfolio, was assigned directly from Abbott to Axcan Pharma S.A. This portfolio contains marks associated with the product line for a number of countries throughout the world.

DELURSAN: In December 2002, Axcan acquired from Laboratoire Aventis and Aventis Pharma S.A. certain intellectual property rights (including the rights to the trademarks in France) and commercial rights to ursodeoxycholic acid-based products marketed under the trademark DELURSAN for France and Morocco. This product is not subject to any patent.

MODULON: In 1997, Axcan acquired the rights to gastroenterology products previously marketed in Canada by Jouveinal Canada Inc. (“Jouveinal”), which included MODULON. Axcan owns the trademark, and the product is not subject to a patent.

PYLERA (formerly known as HELIZIDE): In January 2000, Axcan entered into a worldwide (excluding Australia and New Zealand) licensing agreement (which was amended in November 2000 and August 2001) with Exomed Australia PTY Limited, Gastro Services PTY Limited, Ostapat PTY Limited, and Capability Services PTY Ltd. This agreement, as amended, provides Axcan with exclusive rights in a number of countries, including Canada and the United States, to a series of patents covering triple and quadruple therapies for Hp (Helicobacter pylori) eradication. These patents cover the treatment of duodenal ulcer disease (and in some countries reflux esophagitis and gastric ulcer) through the eradication of Hp using a bismuth compound together with two (2) or more antibiotics. Axcan paid approximately $1.64 million cash for the license and will pay a royalty based on sales once the product is approved. The expiry dates of these patents vary depending on the jurisdiction and expire in December 2012 in the United States.

In May 1999, Axcan acquired the rights to a double capsule delivery technology to be used for PYLERA from Gephar S.A. (“Gephar”), in an asset swap transaction, whereby Axcan sold to Gephar its interest in Axcan Ltd., a manufacturer and distributor of the PROTECTAID™ contraceptive sponge. This patent expires in December 2018 in the United States.

SCANDISHAKE, SCANDICAL, FLUTTER and ADEKs: Axcan acquired distribution rights to SCANDISHAKE, SCANDICAL, FLUTTER and ADEKs for Canada in 1997 from Jouveinal. In 1999, Axcan acquired the rights to these products for the United States by acquiring Scandipharm, Inc. Axcan owns these trademarks, except for ADEKS which is licensed. None of these products is subject to patent protection, except for FLUTTER. FLUTTER is subject to patent protection in several countries, including the United States, the last of which is to expire in 2013.

TAGAMET, TRANSITOL and TRANSULOSE: As a part of its acquisition of Laboratoire Entéris (“Entéris”) in February 2001, Axcan acquired the rights to Entéris’ gastrointestinal products. These products include TAGAMET (for the treatment of gastric or duodenal ulcers), TRANSITOL and TRANSULOSE (both of which are for the treatment of constipation). Axcan owns the trademark TAGAMET for France and the Principality of Monaco. Axcan also owns the trademarks TRANSITOL and TRANSULOSE. TAGAMET is the subject of a patent held by SmithKline Beecham Laboratories, which is licensed to Axcan for the life of the patent expiring in 2017. TRANSULOSE and TRANSITOL are the subject of patents held by Schwarz Pharma S.A. (“Schwarz”), the last of which will expire in 2017.

LACTEOL and LACTEOL FORT: In April 2002, Axcan acquired all of the shares of Laboratoire du Lactéol du Docteur Boucard (“Lacteol”) which is the owner of all of the intellectual property rights to the antibacterial composition marketed by Lacteol under different trademarks, including the trademark LACTEOL. The antibacterial composition is also subject to a patent in France and to an international patent application. These patents rights are owned by Axcan and a French research institute.

NMK 150 and NMK 250: In January 2003, Axcan and Nordmark Arzneimittel GmbH (“Nordmark”) created a joint venture to develop novel enzyme preparations, NMK 150 and NMK 250. In 2005 Axcan and Nordmark decided to terminate the joint venture with Axcan retaining development and worldwide marketing rights to NMK 150 and exclusive supply rights from Nordmark for finished dosage forms.

ITAX (Itopride hydrochloride): In August 2003, Abbott granted Axcan exclusive rights for North America, the European Union and Latin America to develop, manufacture and market Itopride hydrochloride for a number of gastrointestinal indications. Trademark applications for the ITAX brand name have been filed in several countries, including Canada and the United States. This compound is subject to patents in numerous countries, including Canada, the United States and European Union member states. The United States patent expires in September 2008, subject to potential extension under applicable patent term restoration legislation. Furthermore, as a new chemical entity, ITAX is eligible to data exclusivity that can prohibit regulatory authorities from not only approving but even accepting other new drug applications for the same active moiety. This period of available exclusivity is of up to five years in the United States and, subject to certain conditions being met, up to ten years in the European Union. Further to the results of the ITAX North American Phase III study, announced by Axcan in September 2006, the Company decided to suspend further development of Itopride in the treatment of Functional Dyspepsia and Diabetic Gastropathy. The Company is currently finalizing long-term safety studies that should be completed in the second half of calendar 2007. These studies are the extension to the previously conducted Functional Dyspepsia studies and are being completed for ethical purposes as the Company believes it to be its duty to provide complete treatment to patients who initially enrolled in this program.

CARAFATE, BENTYL, SULCRATE, BENTYLOL and PROCTOSEDYL: In November 2003, Axcan acquired the rights to a group of gastrointestinal products from Sanofi-Aventis. CARAFATE and BENTYL are marketed in the United States and SULCRATE, BENTYLOL and PROCTOSEDYL are marketed in Canada. In connection with such transaction, Axcan acquired all the trademarks related to these products. These products are not subject to patents.

Lisapharma S.p.A: In February 2005, the Company licensed from Lisapharma S.p.A. (“Lisapharma”), the rights to commercialize in North America, products in gel sachet and tablet dosage forms that contain sucralfate under and know-how patents owned by Lisapharma. Under the agreement, the Company agreed to pay license fees of up to $2.0 million over a maximum period of four years (as of September 30, 2006, an amount of $1.0 million has been expensed) and make milestone payments totalling up to $3.0 million upon regulatory approvals. The Company also agreed to pay royalties of 6% of net sales for products enjoying patent protection, and for products not enjoying patent protection, a royalty of 3% for up to five years from a first commercial sale.

Howard J. Smith & Associates PTY LTD: On May 1, 2005, the Company signed a license and technology agreement with Howard J. Smith & Associates PTY LTD (“HSA”) to develop and market products for the treatment of viral hepatitis under patents owned by HSA. Under the agreement, the Company agreed to make development and commercial milestone payments totalling up to $17.0 million and pay royalties of 4.5% of net sales in countries where an HSA patent is in force and 2.25% of net sales in countries where no patent is in force, for a maximum of ten years after the first commercial sale of a product in the relevant country.

AGI-010: On September 25, 2006, the Company entered into a license and co-development agreement with AGI Therapeutics Research Ltd (“AGI”). Pursuant to this agreement, AGI and the Company will co-develop a controlled release omeprazole product (“AGI-010”) for the treatment of Gastro-esophageal Reflux Disease and a better control of Nocturnal Acid Breakthrough. Under the agreement the Company has licensed exclusive rights to patent applications and know-how related to AGI-010 and will retain rights to any improvements to the product for North America and, if extended by Axcan, to other territories. The Company and AGI have further agreed to share certain development expenses, and the Company paid a $1.5 million upfront fee and may be required to make specified milestone payments that could total up to $17.5 million at various stages of development, up to and including regulatory approvals. The Company also agreed to pay royalties on net sales.

5.	Human Resources

As of September 30, 2006, the end of Axcan's most recently completed fiscal year, Axcan employed 425 persons, of whom 110 work in production and quality control, 57 in research and development, 165 in sales, 22 in marketing, and the balance in administration. Of these employees, 130 are located in the United States, 161 are located in Canada and 134 are located in Europe. In Canada, Axcan is a party to a collective bargaining agreement, which expires in March 2007 and which covers 56 employees, all of whom are non-management employees. In France, Axcan's employees are subject to the Convention Collective Nationale de l'Industrie Pharmaceutique, a collective bargaining agreement which applies to the entire pharmaceutical industry. Axcan believes that relations with both its unionized and non-unionized employees are good.

In connection with a reorganization of its international operations due to the French government’s budgetary initiatives, the Company has also undertaken a reduction of its workforce in Europe. To this end, on May 2, 2006, the Company’s French subsidiary communicated a reorganization plan to the employee representatives in France aimed at reducing its workforce. This plan, which was accepted by the employee representatives and the relevant labour unions, will allow our French organization to increase the focus of its sales and marketing activities on gastroenterologists. Prior to the reorganization, the Company’s French subsidiary also focused on sales and marketing of our products to general practitioners prescribing a high number of gastroenterology products. In connection with this reorganization, the Company recorded a one-time restructuring charge of $1.7 million in the three-month period ended June 30, 2006. The charge to earnings for the cost of the plan includes items such as transition assistance, legal fees and cash severance costs as well as other administrative charges.

6.	Facilities

Axcan owns 86,000 square feet of office space and warehousing in Mont-Saint-Hilaire, Quebec, the location of its corporate headquarters. The building houses administrative, marketing and pharmaceutical manufacturing operations as well as the research and development facilities of Axcan. Axcan further owns property next to its corporate headquarters, which could be used to expand. The building and real estate owned by Axcan is subject to security granted in favour of its lenders, pursuant to the credit facilities described under “Selected Consolidated Financial Information - Liquidity and Capital Resources.”

Axcan leases approximately 20,000 square feet of office space in Birmingham, Alabama under a lease expiring in December 2008. Under this lease, Axcan pays annual rent. For the year ended December 31, 2007, the annual rent will amount to $355,418.52.

Axcan owns 606,837 square feet of office space, manufacturing facilities and land in Houdan, France.

7.	Environment, Health and Safety

Axcan is committed to environmental protection and the promotion of environmental issues. This includes a safe, healthy and secure environment for its employees, subcontractors and customers and the community in which the Company is operates.

The Company has established a series of policies to facilitate compliance with applicable environmental laws and regulations. These policies require that business units conduct regular environmental assessments of Company activities, establish remedial and contingency plans to deal with any incidents, and establish regular processes to review and report to senior corporate management on the environmental status of the Company and its subsidiaries.

Axcan generates a small amount of hazardous waste that is disposed of by certified third-party carriers. Axcan believes its approach to environmental compliance meets applicable regulatory requirements and it is not expected that its policies or practices will have a significant impact on capital expenditures, consolidated earnings or our competitive position.

8.	Risk Factors

This form contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in this form. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this form and in any documents incorporated in this form by reference.

If any of the following risks, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and stockholders may lose all or part of their investment.

The risks stated below are not necessarily listed in order of importance.

Axcan currently depends on four groups of products for a large portion of its sales, and substantial sales declines in any of them would have an adverse impact on its business.
Any factor that adversely affects the sale or price of Axcan’s key products could significantly decrease its sales and profits. ULTRASE, URSO 250/URSO DS/URSO Forte, CANASA and CARAFATE/SULCRATE accounted for 13.4%, 21.1%, 18.2% and 15.0% respectively, of the Company’s total revenues for the year ended September 30, 2006. Axcan believes that sales of these products will continue to constitute a significant portion of its total revenues until it launches any new product. Any significant setback with respect to any one of these products, including shipping, manufacturing, product safety, marketing, government licenses and approvals, intellectual property rights problems, or generic competition, could have a material adverse effect on the company’s financial position, cash flows or overall trends in results of operations.

Wholesaler buying patterns may change, and this could have a detrimental effect on our future revenue and financial condition.
Wholesalers, on whom Axcan largely depends for revenue generation, historically obtained profitability by practicing inventory price arbitrage. Ahead of routine increases in prices for drugs, wholesalers would purchase excess inventory at lower prices and resell the inventory after the price increase, thereby profiting. This inventory price arbitrage was predominantly how wholesalers were compensated for the distribution services they provided and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from price increases from manufacturers. Recently, pharmaceutical manufacturers have not been increasing drug price increases as frequently, and the percentage increases have been lower. The reduction in the size and frequency of price increases contributed to wholesalers turning to a fee-for-service arrangement under which their fees are expressed as a percentage of the wholesaler’s purchases from the manufacturer or as an amount per unit. As a result, wholesalers’ buying patterns shifted from large pre-price-increase purchases to more periodic purchasing based on volume activity. Overall, wholesalers are carrying lower levels of inventory than in the past. This change in wholesaler’s business model affected Axcan’s revenue since fiscal 2005, and the resulting distribution services agreement (“DSA”) fees, totalled $2.7 million for the year ended September 30, 2006, are deducted from revenues. In the fourth quarter ended September 30, 2006 the Company chose to adopt the classification of these fees as a deduction from sales. Previously, these fees were included in selling and administrative expenses. As a result, sales were reduced by $2.7 million in the fourth quarter of fiscal 2006. Fees associated with these agreements incurred in 2005 were not material. It is possible that changes in wholesaler buying patterns may occur in the future, and these changes could result in a reduction in our revenues and could have detrimental effect on our overall financial condition or trends in results of operations.

Axcan must be able to continue to manage rapid growth.
Largely as a result of past acquisitions of products and companies, Axcan has experienced a substantial increase in sales and in the number of its employees. Since September 30, 1998, the number of employees increased from 79 to 425. In addition, as a result of acquisitions, the Company has expanded into Western Europe. Axcan’s employees in Europe now represent 31% of the workforce. Axcan’s failure to manage such growth effectively and to continue to improve and consolidate its management controls, reporting systems and procedures would reduce profitability.

Axcan relies on third parties for the supply and manufacture of certain products and loss of access to such third parties would impair its ability to carry on business.
Axcan depends on third parties for the supply of active ingredients and for the manufacture of most of its products. The Company may not be able to obtain the active ingredients or products from such third parties; the third-party suppliers and manufacturers may not be qualified by regulatory authorities to act as its suppliers and manufacturers; the active ingredients or products may not comply with specifications; the prices at which Axcan purchases active ingredients and products may increase significantly; the Company’s suppliers and manufacturers may experience shutdowns or contaminations of their facilities; and, in any such event, Axcan may not be able to locate alternative sources of supply in a reasonable time period, if at all. If any of these events occur, the Company may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.

Axcan may not be able to acquire new products or businesses.
Axcan’s products are maturing and therefore a significant component of its strategy is growth through acquisitions. However, the Company cannot be certain that it will be able to identify appropriate acquisition candidates. If an acquisition candidate is identified, there can be no assurance that Axcan will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing business. Axcan faces significant competition from other pharmaceutical companies, which makes it more difficult to find attractive transaction opportunities for products or companies on acceptable terms. Furthermore, the negotiation of potential acquisitions could divert management’s time and resources and require significant financial resources to consummate. Failure to acquire new products may diminish the Company’s rate of growth and adversely affect its competitive position.

Acquisitions that Axcan may undertake will involve a number of inherent risks, any of which could cause the Company not to realize the anticipated benefits.
Acquisition transactions involve various inherent risks, such as assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of the acquisition; the potential loss of key personnel of an acquired business; the ability to achieve identified operating and financial synergies anticipated to result from an acquisition and unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition. Any one or more of these factors could cause Axcan not to realize the anticipated benefits from the acquisition of businesses or products.

Axcan’s failure to obtain FDA approval for ULTRASE, one of its key products, will impair its ability to generate sales and profits.
In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs had to get approval by the FDA before May 2008 in order to remain on the market. The FDA decided to require approval of NDAs for all pancreatic extract drug products after reviewing data that showed substantial variation among currently marketed products. Axcan’s enterically coated pancreatic enzyme minitablet formulation marketed under the trademark ULTRASE accounted for 13.2%, or $38.7 million, of sales for fiscal 2006. If Axcan were unable to obtain FDA approval to market ULTRASE, it would no longer be able to sell ULTRASE in the United States, which would impair its results of operations and liquidity.

Axcan may find it difficult to achieve market acceptance of its product pipeline.
Axcan has products at various stages of development, some of which are not yet being marketed. In the event such products are marketed, they may not be accepted by physicians or patients and even if initially accepted, sales may thereafter decline. Axcan’s failure to successfully develop and market its product candidates would diminish or reduce its rate of growth and adversely affect its competitive position.

If Axcan’s products under development fail in clinical studies or if Axcan fails or encounters difficulties in obtaining regulatory approval for new products or new indications of existing products, Axcan will not successfully develop its product pipeline and will have expended significant resources for no return.
Axcan has limited experience in obtaining regulatory approvals in the United States, Canada and Europe for new products or new indications of existing products. The Company relies on third parties to formulate, develop and manufacture some of the materials needed for clinical trials for its products under development. Axcan also relies on third parties to conduct clinical trials. If its products are not successful in clinical trials or if the Company does not obtain regulatory approvals, it will have expended significant resources for no return. Axcan’s ongoing clinical studies might be delayed or halted or additional studies might be required, for various reasons, including if:
•  the Company’s products are shown not to be effective;
•  the Company does not comply with requirements concerning the investigational NDAs or New Drug Submissions (‘‘NDSs’’) for the protection of the rights and welfare of human subjects;
•  patients experience unacceptable side effects or die during clinical trials;
•  patients do not enrol in the studies at the rate the Company expects;
•  a drug is modified during testing; or
•  product supplies are delayed or are not sufficient to treat the patients participating in the studies.

If Axcan cannot obtain regulatory approvals for the products it is developing or it may seek to develop in the future, its rate of sales growth and competitive position will suffer.

If regulatory approval of any product is granted, it will be limited to those indications for which the product has been shown to be safe and effective, as demonstrated to the regulatory authorities satisfaction through clinical studies. We are developing NCX-1000 as a treatment for portal hypertension, as well as studying NMK 150 for pain associated with chronic pancreatitis. In addition, we are developing SUDCA as a compound for the prevention of recurrence of colorectal polyps, as well as studying AGI-010 for the treatment GERD and a better control of Nocturnal Acid Breakthrough. We might not ever receive regulatory approval for these compounds in these indications, and without approval, we cannot market or sell these compounds for use in these indications.

Approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, labelling and promotional activities are subject to continual scrutiny by the regulatory agencies, in particular the FDA, and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA’s interpretation of them might impair our ability to effectively market our products.

We and our third-party manufacturers are also required to comply with the applicable FDA current Good Manufacturing Practices regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Furthermore, manufacturing facilities must be approved by regulatory authorities before they can be used to manufacture our products, and they are subject to additional inspections. If we fail to comply with any of the FDA’s or other relevant foreign counterparts continuing regulations, we could be subject to sanctions, including:
•	delays, warning letters and fines;
•	product recalls or seizures and injunctions on sales;
•	refusal to review pending applications;
•	total or partial suspension of production;
•	withdrawals of previously approved marketing applications, and
•	civil penalties and criminal prosecutions.

In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labelling of the product.

Axcan may not be able to obtain third-party reimbursement for the cost of its products and related medical treatments.
Axcan’s ability to successfully market its products depends, in part, on whether appropriate reimbursement levels for its products and related treatments are available from government authorities, managed care organizations and other third-party payors. Third-party payors increasingly challenge the pricing of pharmaceutical products. In addition, the trend towards managed healthcare in the United States and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and a reduction in product demand. New legislation or regulation may affect the health care industry or third-party coverage and reimbursement, and the Company cannot predict the effect or timing of such legislation or regulation.

Uncertainty also exists regarding the reimbursement status of certain newly-approved pharmaceutical products and reimbursement may not be available for some of Axcan’s products. Any reimbursements granted may not be maintained or limits on reimbursements available from third-party payors may reduce the demand for, or negatively affect the price of, these products. If Axcan’s products do not qualify for reimbursement, if reimbursement levels diminish, or if reimbursement is denied, the Company’s sales and profitability would be adversely affected.

Sales of Axcan’s products directly to patients located in the United States by resellers located outside the United States, or sales of the Company’s products in the United States but sourced outside the United States, would have an adverse effect on its sales and profits.
Sales of products directly from outside the United States to patients with prescriptions for Axcan’s products located in the United States would have a material adverse effect on the Company’s profitability. The prices of Axcan’s products in Canada are typically lower than in the United States and therefore such sales would, should they occur on a large scale, have a material adverse effect on the Company’s revenues and profitability. In particular, on October 28, 2000 the United States Congress passed the Medicine Equity and Drug Safety Act (the ‘‘Reimportation Act’’). The Reimportation Act permits pharmacists and wholesalers to import prescription drugs from Australia, Canada, Israel, Japan, New Zealand, Switzerland, South America and the countries forming part of the European Union and the European Free Trade Association, that were made originally in the United States and then exported to other countries, or to import drugs made overseas. Currently, due to concerns about public safety by the U.S. Secretary of Health and Human Services, the Reimportation Act is not being applied. Prior to the law being applied by the FDA, safeguards must be established to ensure that the drugs imported comply with existing United States legislative norms (with respect to safety and effectiveness for their intended use) and with other applicable requirements of the U.S. Food, Drug and Cosmetics Act. In addition, the U.S. Secretary of Health and Human Services must demonstrate to Congress that the implementation of the law will pose no additional risk to the public’s health and safety and will result in a significant reduction in the cost of covered products to the American consumer. Axcan does not know whether this law will be applied in the future. Typically, prices for pharmaceutical products tend to be lower outside of the United States; reimportation of its products under the Reimportation Act, if this law becomes effective, could affect the demand for the Company’s products sold in the United States or affect the price at which they are sold, which in turn could decrease its revenues or profitability.

Axcan depends on key scientific, sales and managerial personnel for continued success.
Much of Axcan’s success to date has resulted from the skills of certain of its officers, scientific personnel and sales force. If these individuals were no longer employed by Axcan, the Company might not be able to attract or retain employees with similar skills or carry out its business plan.

The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change that could render certain of Axcan’s products and treatments obsolete or uncompetitive.
Axcan’s products face intense competition. Axcan competes with companies in North America and other countries, including major pharmaceutical and chemical companies, research and development firms, universities, and other research institutions. Many of the Company’s competitors have greater financial resources and marketing capabilities than Axcan. Some of the Company’s competitors have greater experience than Axcan in clinical testing, human clinical trials of pharmaceutical products and obtaining regulatory approvals.

Axcan’s existing competitors and potential competitors may succeed in developing products or treatments that are more effective and less expensive to use than any products or treatments the Company may develop or license or that may render its products or treatments obsolete. This would adversely affect the Company’s rate of growth and competitive position.

Axcan faces competition from products that could lower prices and unit sales.
Some of Axcan’s key products compete with other branded products and generic versions. Third-party payors and pharmacists can substitute generics for the Company’s products even if physicians prescribe its products by name. Government agencies and third-party payors often put pressure on patients to purchase generic products instead of brand-name products as a way to reduce healthcare costs. An increase in the amount of generic competition against any one or more of Axcan’s products would lower prices and unit sales and could therefore have a material adverse effect on the Company’s profitability.

Axcan is uncertain of the risks of future litigation and of the outcome of current litigation.
In general, and subject to the terms of each specific agreement, Axcan has agreed to indemnify its licensors and certain of its contract manufacturers for product liability claims and there is a risk that Axcan will be subject to product liability claims and claims for indemnification from licensors. A substantial portion of the Company’s revenues are derived and will continue to be derived from activities in the United States, where pharmaceutical companies are exposed to a higher risk of litigation than in other jurisdictions.

Currently in the United States, Axcan maintains claims-based product liability insurance coverage, including in respect of its ULTRASE, PHOTOFRIN, URSO 250/URSO Forte, CANASA, VIOKASE, CARAFATE and BENTYL products. Axcan cannot be certain that existing or future insurance coverage available to the Company will be adequate to satisfy any or all future product liability claims and defence costs.

Axcan’s business is subject to limitations imposed by government regulations.
Governmental agencies in the countries in which Axcan conducts business regulate pharmaceutical products intended for human use. Regulations require extensive clinical trials and other testing in addition to governmental review and final approval before products can be marketed. Governmental authorities in such countries also regulate the research and development, manufacture, distribution, promotion, testing and safety of products, and therefore, the cost of complying with governmental regulations can be substantial.

Requirements for approval can vary widely from country to country. A product must be approved by regulatory authorities in each country in which a company intends to market it, prior to the commencement of marketing in such country. There are long delays in obtaining required clearances from regulatory authorities in any country after applications are filed. There can be no assurance that Axcan will obtain regulatory approvals in such countries or that Axcan will not incur significant costs in obtaining or maintaining such regulatory approvals. Moreover, the regulations applicable to its existing and future products may change.

Government regulations also require detailed inspection and control of research and laboratory procedures, clinical studies, manufacturing procedures and marketing and distribution methods, all of which significantly increase the level of difficulty and the costs involved in obtaining and maintaining the regulatory approval for marketing new and existing products. Moreover, regulatory measures adopted by governments provide for the possible withdrawal of products from the market and in certain cases, suspension or revocation of the required approvals for their production and sale.

Failure to obtain necessary regulatory approvals; the restriction, suspension or revocation of existing approvals; or any other failure to comply with regulatory requirements would restrict or impair Axcan’s ability to market its products and carry on business.

Axcan relies on the intellectual property of others and may not be able to protect its own intellectual property.
Axcan’s continued success will depend, in part, on its ability to protect and maintain intellectual property rights and licensing arrangements for its products. Proprietary rights in some of the Company’s products are held by third parties and Axcan has obtained licenses to any such proprietary rights that are known to Axcan. Axcan cannot be certain that the licenses, rights or patents used by the Company will not be challenged by third parties.

To protect its own intellectual property, Axcan has historically relied on patents and trade secrets, know-how and other proprietary information, as well as requiring its employees and other vendors and suppliers to sign confidentiality agreements. However, confidentiality agreements may be breached, and Axcan may not have adequate remedies for any breach. Third parties may gain access to the Company’s proprietary information or may independently develop substantially equivalent proprietary information.

Axcan’s inability to protect and maintain intellectual property rights in its products may impair its competitive position and adversely affect its growth. If a lawsuit is commenced with respect to any alleged patent or trademark infringement by the Company, the uncertainties inherent in such litigation make the outcome difficult to predict and the costs that Axcan may incur as a result may have an adverse effect on its profitability. Any such lawsuit may result in the award of monetary damages to the patent or trademark holder and payment by Axcan of any such damages, or an injunction prohibiting all of its business activities that infringe the patent or trademark, would in each case adversely affect the Company’s profitability and its business.

Our intellectual property rights might not afford us with meaningful protection.
Our intellectual property rights with respect to our products might not afford us with meaningful protection from generic and other competition. In addition, because our strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, future products might have limited or no remaining patent protection due to the time elapsed since their discovery. Competitors could also design around any of our intellectual property or otherwise design competitive products that do not infringe our intellectual property.

Upon patent expiration, our drugs could be subject to generic competition, which could negatively affect our pricing and sales volume. The patent for the use of URSO in Primary Biliary Cirrhosis expires in November 2007. In May 2006, the Canadian patent for the use of URSO was held to be invalid for the purposes of opposing the issuance of a Notice of Compliance for a generic ursodiol 250mg product, under proceedings instituted by Axcan pursuant to the Canadian Patented Medicines (Notice of Compliance) Regulations (‘‘Regulations’’).

In November, 2004, Axcan obtained approval for a new 1000 mg form of its CANASA rectal suppository from the FDA and was granted data exclusivity by the FDA in connection with this approval. This exclusivity means that the FDA will not approve an application for a competitive version of mesalamine which relies upon data included in our NDA. Therefore, unless an applicant for a competitive version of CANASA were to develop its own data supporting approval of an NDA, this data exclusivity will have the effect of preventing generic competition for CANASA until at least November 2007.

Because ULTRASE and SULCRAFATE/SULCRATE are older products, there are no patents or data exclusivity rights available, subjecting us to greater risk of generic competition for those products.

We also rely on trade secrets, proprietary know-how and technological advances, which we seek to protect, in part, through confidentiality agreements with collaborative partners, employees and consultants. These agreements might be breached and we might not have adequate remedies for any breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently developed by others.

Any litigation that we become involved in to enforce intellectual property rights could result in substantial cost to us. In addition, claims by others that we infringe their intellectual property could be costly. Our patent or other proprietary rights related to our products might conflict with the current or future intellectual property rights of others. Litigation or patent interference proceedings, either of which could result in substantial cost to us, might be necessary to defend any patents to which we have rights and our other proprietary rights or to determine the scope and validity of other parties’ proprietary rights. The defence of patent and intellectual property claims is both costly and time-consuming, even if the outcome is favourable. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling one or more of our products. We might not be able to obtain a license to any third-party technology that we require to conduct our business, or, if obtainable, that technology might not be available at a reasonable cost.

We could be exposed to significant product liability claims that could prevent or interfere with our product commercialization efforts.
We might be subjected to product liability claims that arise through the testing, manufacturing, marketing and sale of our products. These claims could expose us to significant liabilities that could prevent or interfere with our product commercialization efforts. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we currently maintain liability coverage for both clinical trials and the commercialization of our products, it is possible that this coverage will be insufficient to satisfy any liabilities that may arise. In the future, we might not be able to obtain adequate coverage at an acceptable cost or might be unable to obtain adequate coverage at all.

Axcan’s credit agreement imposes restrictions on the Company.
Axcan’s credit agreement requires the Company to maintain specified financial ratios. The credit agreement also contains customary covenants relating to its ability to incur additional indebtedness, make future acquisitions, enter into certain related party transactions, consummate asset dispositions, incur capital expenditures and make restricted payments. All of these restrictions may limit Axcan’s ability to expand, pursue its business strategies and obtain additional funds. Axcan’s ability to meet these financial ratios and to comply with these covenants may be affected by changes in business conditions or results of operations, adverse regulatory developments and other events beyond the Company’s control. Axcan cannot assure that it will meet these financial ratios or continue to comply with these covenants. Failure to comply with these restrictions may result in the occurrence of an event of default under the credit agreement. Upon the occurrence of an event of default, the lenders may terminate the credit agreement and demand immediate payment of all amounts borrowed by Axcan under that agreement.

Additional financing will cause increased dilution, an increase in debt levels, or both.
The research, development, manufacturing and marketing of products and the acquisition of new products and companies requires the application of considerable financial resources, while the revenues that are generated from such products may not be realized for a number of years. If Axcan requires additional capital to fund such activities, it may seek additional debt or equity financing or both. If Axcan increases its debt levels, it may be restricted in its ability to raise additional capital and may be subject to additional financial and restrictive covenants, which may impede its ability to grow or carry on its business. If Axcan issues additional equity, holders of common shares will suffer dilution of their ownership interest, which could be substantial. There can be no assurance that Axcan will be successful in securing such financing.

Axcan’s quarterly results may fluctuate.
Axcan’s quarterly operating results have fluctuated in the past and may continue to fluctuate in the future. Factors, many of which are not within the Company’s control, that could cause quarterly operating results to decline include the size and timing of product orders, which can be affected by customer budgeting and buying patterns. As a result, if customer buying patterns cause revenue shifts from one fiscal quarter to another, Axcan’s net income for the subsequent quarter may not meet the market’s expectations.

Axcan’s common shares are subject to market price volatility.
Market prices for the securities of pharmaceutical companies, including Axcan’s, have historically been highly volatile, and from time to time, the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in operating results which do not correspond to market expectations, future acquisitions, public announcements, concerns as to the safety of drugs, timing and approvals of product candidates, and general market conditions may have an adverse effect on the market price of Axcan’s common shares.

Axcan might be impacted by unfavourable decisions in any possible procedures related to any future tax assessment.
Axcan operates in a number of jurisdictions and is from time to time subject to audits and reviews by taxation authorities in the relevant jurisdictions with respect to income, consumption, payroll and other taxes and remittances, for current as well as past filings. Accordingly, the Company is subject to future tax assessments by relevant authorities. Any future tax assessment or any amount we might be required to pay in connection with an assessment may have a material adverse effect on the Company’s financial position, cash flows or overall trends in results of operations. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavourably, or in the period in which an unfavourable outcome becomes probable and reasonably estimable.

9.	Convertible Debenture Offering

On March 5, 2003, Axcan completed a $125.0 million offering of 4 1/4% convertible subordinated notes due 2008. Proceeds were used for general corporate purposes, including acquisitions of products. The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110 % of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any ten consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. Since April 20, 2006, the Company may at its option, redeem the notes, in whole or in part at redemption prices varying from 101.7% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

PART IV - SELECTED CONSOLIDATED FINANCIAL INFORMATION

(in thousands of U.S. dollars, except share related data)

Last three fiscal years (audited)

Fiscal Year, Ended September 30
	2006	2005	2004
	$	$	$
Statement of Operations Data: U.S. GAAP
Revenue	292,317	251,343	243,634
Cost of goods sold	72,772	71,534	54,247
Selling and administrative expenses	93,338	85,997	76,365
Research and development expenses	39,789	31,855	19,866
Depreciation and amortization	22,823	21,532	16,359
Partial write-down of intangible assets	5,800	--	--
	234,522	210,918	166,837
Operating income	57,795	40,425	76,797

Financial expenses	6,988	7,140	6,885
Interest income	(5,468)	(1,340)	(756)
Gain on foreign currency	(1,110)	(213)	(313)
	410	5,587	5,816
Income before income taxes	57,385	34,838	70,981
Income taxes	18,266	8,413	22,253

Net income	39,119	26,425	48,728

Fiscal Year, Ended September 30,
	2006	2005	2004
	$	$	$
U.S. GAAP
Net income	39,119	26,425	48,728
Income Per Common Share(1)
Basic	0.86	0.58	1.08
Diluted	0.79	0.56	0.96

Balance Sheet Data: U.S. GAAP
Total assets	695,817	641,407	609,644
Total liabilities	228,393	223,803	217,568
Total shareholders’ equity	467,424	417,604	392,076
(1) Based on the weighted average number of shares outstanding during the year.

Reference is made to Note 22 to the audited consolidated statements of the Company prepared in accordance with U.S. GAAP for the fiscal year ended September 30, 2006 for a summary of the reconciliation of U.S. GAAP to Canadian GAAP.

PART V - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND OPERATING RESULTS

Please refer to the Management's Discussion and Analysis section included in the 2006 Annual Report that is incorporated herein by reference.

PART VI - DIVIDEND POLICY

Axcan currently intends to retain future earnings to finance the development of its business and, accordingly, does not anticipate paying dividends on its common shares in the near future. In addition, the terms of Axcan's existing credit facilities restrict its ability to declare and pay dividends to 10% of consolidated net earnings for the preceding fiscal year.

PART VII - DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of Common Shares, 14,175,000 Series A preferred shares and 12,000,000 Series B preferred shares. None of such Preferred Shares are issued and outstanding.

1.	Common Shares

The common shares are entitled to receive dividends as and when declared by the Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per common share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

2.	Preferred Shares

The preferred shares are issuable from time to time in one or more series. The Board of Directors is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the shares of each series. The preferred shares of each series rank on a parity with the preferred shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up of the Company. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the preferred shares of all series participate ratably in accordance with the amounts that would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

PART VIII - DIRECTORS AND OFFICERS

The following tables set forth the name, municipality of residence, and principal position of each of Axcan's directors and senior officers (information regarding residence and principal occupation if not employed by Axcan is provided in reliance on information provided by the individual):

DIRECTORS

Name and municipality of residence	Director since	Principal occupation
Léon F. Gosselin Mont Saint-Hilaire, Quebec Chairman of the Board	1993	Chairman of the Board of the Company
Dr. Claude Sauriol Laval, Quebec Member of the Audit Committee	1993	Consultant and Corporate Director of pharmaceutical companies
François Painchaud St-Lambert, Quebec Secretary	1995	Partner, Léger Robic Richard, g.p. (law firm) and Robic, g.p. (patent & trade-mark agents)
Colin R. Mallet Vancouver, British Columbia Member of the Corporate Governance and Nominating Committee Member of the Compensation Committee	1995	Corporate Director of pharmaceutical companies
Louis Lacasse Montreal, Quebec Chair, Audit Committee Member of the Compensation Committee	1995	President, GeneChem Management Inc. a company specialized in managing specialized venture capital funds that target companies in the genomics industry
Jacques Gauthier Town of Mount Royal, Quebec Chair, Compensation Committee	1995	Advisor of the Clinical Research Institute of Montreal, a scientific and medical research centre and Director of a variety of medical and pharmaceutical associations
Michael M. Tarnow Boston, Massachusetts - USA Chair, Corporate Governance and Nominating Committee Member of the Audit Committee	2000	Chairman of Entremed, Inc. and Xenon Pharmaceuticals Incorporated, which are life sciences companies. Consultant and Corporate Director to several other life sciences companies
Dr. E. Rolland Dickson Mantorville, Minnesota - USA Member of the Corporate Governance and Nominating Committee	2004
Director on the Boards of NeoRx Corporation and Pathway Diagnostics Corporation, two specialty pharmaceutical companies. Director of a variety of medical and pharmaceutical research intuitions and companies

Frank Verwiel, M.D. Saint-Bruno, Quebec	2005	President and Chief Executive Officer of the Company
Mary C. Ritchie Edmonton, Alberta	2006	President and Chief Executive Officer of Richford Holdings Ltd., an accounting and investment advisory services firm

OFFICERS

Name and municipality of residence	Principal occupation

Martha D. Donze Birmingham, Alabama	Vice President, Corporate Administration
Steve Gannon Montreal, Quebec	Senior Vice President and Chief Financial Officer
Jean-François Hébert Saint-Bruno, Quebec	Vice President, Global Procurement and Manufacturing Operations
Alexandre P. LeBeaut, M.D. Montreal, Quebec	Senior Vice President and Chief Scientific Officer
David W. Mims Birmingham, Alabama - USA	Executive Vice President and Chief Operating Officer
Jocelyn Pelchat Versailles, France	Senior Vice President, International Commercial Operations
Richard Tarte Nuns Island, Quebec	Vice President, Corporate Development and General Counsel
Michael E. Thiel Birmingham, Alabama	Vice President, Global Franchise and Marketing Management
Jean Vézina Pierrefonds, Quebec	Vice President, Finance
Frank Verwiel, M.D. Saint-Bruno, Quebec	President and Chief Executive Officer

Each Director is elected annually by the shareholders and serves for a term that will end at the Corporation’s next annual meeting. As at December 1, 2006, the directors and senior officers of Axcan beneficially own as a group an aggregate of 3,774,780 common shares, which represents 8% of the issued and outstanding shares of Axcan.

During the past five years, each of the foregoing directors and officers has held the same or a similar position with the entities indicated above or a related entity, except for (1) Dr. Frank Verwiel, who prior to July 2005 held the position of vice president, Hypertension, Worldwide Human Health Marketing with Merck & Co., Inc., while concurrently serving as a member of Merck’s Worldwide Hypertension Business Strategy Team. Prior to joining Merck, from 1988 to 1996, Dr. Verwiel worked with Servier in Europe in various executive positions; (2) Mr. Jean-François Hébert who, prior to June 2004, was with Abbott Laboratories in Italy, France and Canada, and with Saputo Group in Canada; (3) Mr. Steve Gannon who, prior to February 2006 held the position of Chief Financial Officer at CryoCath Technologies Inc.; (4) Dr. Alexandre LeBeaut who, from October 2002 to May 2005, held various executive positions at Novartis AG. Prior to that, from January 1994 to October 2002, Dr. LeBeaut worked with Schering Plough Research Institute (SPRI) -Clinical Research (USA) in various executive positions and; (5) Mary C. Ritchie who, prior to joining Richford Holdings in January 2002, was a senior member of Arnold Consulting Group Ltd., a management-consulting firm.

No director or officer of Axcan or shareholder of Axcan holding a sufficient number of securities of Axcan to affect materially the control of Axcan (a “control person”); is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity; was the subject of a cease trade or similar order or an order that denied such company access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or was declared bankrupt or made a voluntary assignment in bankruptcy; made a proposal under any legislation relating to bankruptcy or insolvency; or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director, officer or control person of Axcan has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; nor has any director, officer or control person of Axcan been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

No director, officer or control person of Axcan, nor any personal holding company of any such person, has within the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy; made a proposal under any legislation relating to bankruptcy or insolvency; been subject to or instituted any proceedings, arrangement or compromise with creditors; or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of interest may arise as a result of the directors and officers of Axcan also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of assets and businesses, with a view to potential acquisition of interests in businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with Axcan. Conflicts, if any, will be subject to the procedures and remedies under the Canada Business Corporations Act.

PART IX - LEGAL PROCEEDINGS

Axcan Scandipharm was a party to several legal proceedings related to the product line it markets under the trademark ULTRASE. Lawsuits have been filed and claims have been asserted against Axcan Scandipharm and certain other companies, including the products manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. Most recently, in November, 2006, the Company became aware that a complaint alleging a claim for damages related to these products was received in the Supreme Court of the Sate of New York. This complaint is in its initial preliminary stage such that the Company is not currently able to assess its merit. Of the 12 lawsuits other previous lawsuits, the last of which was filed in 2001, Axcan Scandipharm was dismissed from one, non-suited in another and settled ten. At this time, it is difficult to predict the number of potential cases and because of the young age of the patients involved, Axcan Scandipharm’s product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm’s insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should other lawsuits be filed in the future.

In addition, the enzyme manufacturer and certain other companies have claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Axcan Scandipharm and another named defendant must provide indemnification against future claims. This lawsuit is based on contractual and indemnity issues and the parties agreed to settle their dispute through binding arbitration. The arbitration was decided in part on September 19, 2005 and on November 18, 2005 in Axcan Scandipharm’s favour and plaintiffs’ claims for recovery of their settlement and defence costs in the ten underlying product liability cases were dismissed. Axcan Scandipharm had brought counterclaims against the plaintiffs in the original proceedings, and the arbitrator has not yet ruled upon these counterclaims.

In December 2003 and May 2004, Pharmascience Inc. (“PMS”) served the Company two notices of allegation in accordance with Section 5 of the Patented Medicines (Notice of Compliance) Regulations (‘‘Regulations’’). The first notice of allegation indicated that PMS was seeking a regulatory approval to market a generic version of URSO 250 in the Canadian market (''PMS Product'') for use in gallstone dissolution, an indication for which URSO 250 was formerly approved for and marketed in Canada. The second notice of allegation dealt with the validity of Axcan’s Canadian Primary Biliary Cirrhosis (‘’PBC’’) use patent. Axcan opposed both these notices of allegation by seeking prohibition orders. In September 2005, with respect to the first notice of allegation, the Federal Court of Canada held that, for purposes of the Regulations, the PMS Product did not infringe the patent that Axcan owns for the use of URSO in the treatment of PBC. In May 2006, the second application seeking a prohibition order was dismissed as Axcan's Canadian PBC use patent was held to be invalid for purposes of the Regulations.

Axcan is involved in other routine litigation matters that Axcan believes not to be material.

PART X - transfer agent and registrars

The transfer agent and registrar for Axcan’s common shares is Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec Canada H3A 3S8.

PART XI - MARKET FOR SECURITIES

1.	Market for Securities

Since December 27, 1995, Axcan's common shares are listed for trading on the Toronto Stock Exchange under the trading symbol “AXP” and, since June 28, 2000, on the NASDAQ Global Select MarketSM (formerly known as NASDAQ National MarketSM) under the trading symbol “AXCA”.

2.	Trading History

TORONTO STOCK EXCHANGE

Period (Fiscal 2006)	High (CAN)	Low (CAN)	Close (CAN)	Volume
October 2005	15.63	14.32	15.00	1,408,746
November 2005	17.75	14.85	17.20	2,033,363
December 2005	18.50	17.26	17.62	2,202,314
January 2006	21.85	17.42	20.80	2,416,914
February 2006	20.97	12.10	13.74	4,534,298
March 2006	15.87	13.49	15.49	5,000,386
April 2006	15.98	15.05	15.05	1,216,983
May 2006	15.92	13.63	14.19	2,343,219
June 2006	14.78	13.01	14.65	1,452,354
July 2006	14.90	13.73	14.71	1,014,482
August 2006	15.72	14.37	15.43	1,869,094
September 2006	16.49	13.06	15.19	1,873,275

NASDAQ Global Market

Period (Fiscal 2006)	High (USD)	Low (USD)	Close (USD)	Volume
October 2005	13.25	12.21	12.73	3,804,125
November 2005	14.93	12.63	14.77	7,819,248
December 2005	15.97	14.60	15.14	4,808,630
January 2006	18.94	15.05	18.32	8,249,612
February 2006	18.35	10.86	12.13	27,077,514
March 2006	13.63	11.87	13.28	8,147,557
April 2006	13.95	12.88	13.42	3,875,163
May 2006	14.47	12.35	12.80	4,286,332
June 2006	13.23	11.77	13.11	3,966,494
July 2006	13.19	12.16	12.97	2,294,415
August 2006	14.07	12.77	13.96	3,494,157
September 2006	14.50	11.75	13.66	5,939,680

PART XII - MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Axcan during the last financial year or that are still in effect are described in this Annual Information Form and in the 2006 Annual Report of the Company.

PART XIII - INTERESTS OF EXPERTS

The Company's auditors are Raymond Chabot Grant Thornton LLP located at 600, de La Gauchetière Street West, Office 1900, Montreal, Quebec H3B 4L8. The auditors have confirmed to the Company that they are independent in accordance with the applicable rules of professional conduct of each of the provinces of Canada and that they have complied with the rules on auditor independence of the United States Securities and Exchange Commission.

PART XIV - FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, and in certain documents incorporated or deemed to be incorporated by reference in this Annual Information Form, constitute "forward-looking statements." When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "future," "intend," "may," "will," "should," "predicts," "potential," "continue," and similar expressions, as they relate to Axcan or its management, are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to Axcan’s expectations about the timing of completion of studies for products in development, and Axcan’s ability to bring those products to market. Such statements reflect the current views of Axcan with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. These statements should not be relied upon. Many factors could cause the actual results, performance or achievements of Axcan to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, he successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, finding and retaining suppliers of our products, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance an demand for pharmaceutical products, the impact of competitive products and pricing, new product development and launch, the availability of raw materials, the protection of our intellectual property and those risks which are discussed under the heading "Risk Factors" in this Annual Information Form. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Axcan does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

PART XV - TRADEMARKS

The names AXCAN, AXCAN PHARMA, BENTYL, BENTYLOL, CANASA, CARAFATE, DELURSAN, FLUTTER, HELIZIDE, HEPENAX, ITAX, LACTEOL, MODULON, PHOTOBARR, PHOTOFRIN, PANZYTRAT, PROCTOSEDYL, PYLERA, SALOFALK, SCANDICAL, SCANDISHAKE, SULCRATE, TAGAMET, TRANSITOL, TRANSULOSE, ULTRASE, URSO, URSO DS, URSO Forte, VIATOL and VIOKASE appearing in this Annual Information Form are trademarks of Axcan or one of its subsidiaries.

The following names appearing in this Annual Information Form are trademarks used under license by Axcan:

•	ADEKs is a registered trademark of Carlsson-Rensselaer Corporation; and

•	CORTENEMA is a registered trademark of Reid Rowell Inc.

PART XVi - ADDITIONAL INFORMATION

Additional information, including directors and officers' remuneration and indebtedness, principal holders of Axcan's securities, options to purchase Axcan's securities and interests of insiders in material transactions where applicable, is contained in the Management Proxy Circular prepared for Axcan's annual meeting of shareholders. Furthermore, additional financial information including comparative financial statements is provided in the 2006 Annual Report. A copy of this Annual Information Form and associated documents may be obtained upon request from Axcan's investor relations department at its corporate office.

Axcan will also provide to any person upon request to its investor relations department:

(a)
when securities of Axcan are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of the securities of Axcan:

(i)	one copy of Axcan's Annual Information Form, together with one copy of any document, or the relevant pages of any document, incorporated by reference in this Annual Information Form;

(ii)
one copy of the comparative financial statements of Axcan for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of Axcan subsequent to the financial statements for its most recently completed financial year;

(iii)
one copy of Axcan's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)
one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; or

(b)
at any other time, one copy of any other documents referred to in (a) (i), (ii) and (iii) above, provided that Axcan may require the payment of a reasonable charge if a person who is not a shareholder of Axcan makes the request.

SCHEDULE A - GLOSSARY OF TECHNICAL TERMS

The text following the technical terms reproduced in this glossary is explanatory only and does not in any way modify the meanings of such terms.

Adenomatous Polyp: Benign growth (tumor) arising from the inner layer of the gastrointestinal tract and protruding into the lumen of the gastrointestinal tract.

Bile Ducts: Channels that collect bile from the liver and deliver it to the intestine.

Cervical Dysplasia: Modification of the size, shape and organization of cells in the cervix. Dysplasia is generally considered to be a pre-cancerous condition.

Cholestatic Diseases of the Liver: Conditions in which the bile flow from the liver is impaired.

Cholestasis: Combined conditions causing the reduction of bile flow and the retention of bile acids.

Cirrhosis: Disease of the liver, originating from many causes and characterized by a progressive replacement of liver cells by scarring tissue.

CMC: Chemistry, manufacturing and control data. Data describing the method of synthesis of a new drug as well as the method of manufacture and the controls applied to the drug substance and drug product.

Colorectal Adenomateous Polyps: Polyps which are considered precursors to colorectal cancer.

Crohn's Disease (CD): Inflammatory bowel disease that affects the wall of the gastrointestinal tract. CD can affect any part of the gastrointestinal tract but mostly affects the ileum, the last portion of the small bowel and the colon.

Cystic Fibrosis (CF): Congenital disease characterized by excessive secretions of certain glands, resulting in pancreatic insufficiency and pulmonary disorders. The average lifespan of CF patients is approximately 32 years.

Distal: The part of the colon closest to the rectum.

Duodenum: Part of the small intestine attached to the end of the stomach.

Exocrine Pancreatic Insufficiency: Decreased production and release of the enzymes produced in the pancreas, which leads to digestive problems.

Fibrosis: Formation of excess fibrous tissue characterized by increased collagen concentrations, which gives a rigid consistence to the affected tissue (scar tissue consists mainly of fibrosis).

Food and Drug Administration (FDA): Regulatory body for the development, manufacture, sale and use of drugs in the United States.

Gastric Cancer: Cancer of the cell lining of the gastric mucosa.

Gastro-esophageal reflux disease (GERD): Symptoms and/or mucosal damage produced by the abnormal reflux of gastric contents into the esophagus, causing heartburn or acid regurgitation.

Helicobacter Pylori (Hp): Bacterium with a spiral tail which lives under the gastric mucosa layer. The presence of Hp is correlated with gastritis, as well as gastric and duodenal ulcers. Hp is considered to be the most important factor in the cause of peptic ulceration and is formally classified as a Category 1 human carcinogen by the World Health Organization. Once a diagnosis of Hp infection has been established, a therapy should be prescribed to eradicate the bacterium in all peptic ulcer patients, to reduce the rate of ulcer recurrence.

Hepatitis: Inflammation of the liver due to infection or toxins.

High-Grade Dysplasia: As associated with Barrett's Esophagus, High-Grade Dysplasia is a condition that results from prolonged acid reflux (heartburn) which causes the lining of the esophagus to be converted into tissue similar to that which lines the stomach. This transformation makes the esophageal tissue more susceptible to cancer.

Inflammatory Bowel Diseases (IBDs): Chronic diseases of unknown cause characterized by inflammation of portions of the gastrointestinal tract. Ulcerative colitis, ulcerative proctitis (a distal form of ulcerative colitis) and Crohn's Disease constitute the group of illnesses referred to as idiopathic inflammatory bowel diseases. IBDs follow a pattern of acute attacks followed by periods of remission. There are no cures for IBDs and the goals of therapy are to reduce symptoms during acute attacks and to maintain remission when the disease is under control.

Initial New Drug Application: Document containing all available data gathered during pre-clinical testing as well as a comprehensive description of the proposed study to be conducted in humans.

Irritable Bowel Syndrome (IBS): Functional bowel disorder which primarily affects gastrointestinal motility.

Liver: Organ located in the top right portion of the abdominal cavity connected to the digestive tract. It secretes bile that is excreted in the duodenum, thus facilitating digestion of food in the small intestine. The liver plays a key role in the processing and storage of various products of absorption.

Marketing Authorization Application (MAA): Document containing all pre-clinical, clinical and CMC data collected on a drug. MAAs are submitted to regulatory authorities by manufacturers in order to obtain approval to market New Chemical Entities (NCEs) in the European Union.

Mesalamine: five-aminosalicylic acid (5-ASA).

Motility: Ability of the gastrointestinal tract to undergo rhythmic muscular contractions.

Mucosa: Thin sheets of tissue that cover or line various parts of the body such as the mouth or digestive tract.

New Drug Application (NDA): A document containing all pre-clinical, clinical and CMC data collected on a drug. NDAs are submitted to the FDA by manufacturers in order to obtain approval to market New Chemical Entities (NCEs) in the United States.

New Chemical Entity (NCE): Chemical substance of synthetic or biological origin which has not been tested for pharmacological activity.

New Drug Submission (NDS): A document containing all pre-clinical, clinical and CMC data collected on a drug. NDSs are submitted to the Therapeutic Products Directorate of Health Canada by manufacturers in order to obtain approval to market new chemical entities in Canada.

Nocturnal Acid Breakthrough (NAB): The presence of at least 60 continuous minutes of intragastric pH less than 4 during the night, in patients taking a proton pump inhibitor twice daily before meals.

Pancreas: Abdominal gland located behind the stomach and connected to the gastrointestinal tract that secretes pancreatic juice to aid digestion (pancreatic enzymes) and insulin, an essential hormone for the metabolism of sugars.

Pancreatic Juice: Alkaline secretion of the pancreas containing enzymes that aid in the digestion of protein, carbohydrates, and fats.

Pancreatitis: Inflammation of the pancreas.

Polyp: Small tumor-like growth that projects from a mucus membrane surface (i.e. colon or rectum).

Primary Biliary Cirrhosis (PBC): A chronic cholestatic liver disease that progresses slowly towards a terminal phase characterized by jaundice, signs of decompensated cirrhosis, ascites and variceal bleeding. The prognosis averages seven to 12 years from diagnosis to death or liver transplant.

Primary Sclerosing Cholangitis (PSC): A liver disorder characterized by an inflammatory and sclerosing process leading to a progressive reduction in the diameter of the bile ducts. Its progressive course generally leads to liver cirrhosis, portal hypertension and often death, as the bile that normally flows out of the liver instead accumulates there, resulting in an alteration of liver cells. The average survival rate is four to ten years following diagnosis.

Proton pump inhibitor (PPI): Proton-pump inhibitors reduce the production of acid by blocking the enzyme in the wall of the stomach that produces acid. The reduction of acid prevents ulcers and allows any ulcers that exist in the esophagus, stomach and duodenum to heal.

Supplemental New Drug Application (sNDA): Document containing all clinical and CMC data collected on a drug already on the market, but for an new indication. sNDAs are submitted to the FDA by manufacturers in order to obtain approval to market a drug for a new indication in the United States.

Supplemental New Drug Submission (sNDS): Document containing all clinical and CMC data collected on a drug already on the market, but for an new indication. sNDSs are submitted to the Therapeutic Products Directorate by manufacturers in order to obtain approval to market a drug for a new indication in Canada.

Therapeutic Products Directorate (TPD): Regulatory body for the development, manufacture, sale and use of drugs in Canada.

Ulcer: Necrotic lesion characterized by a crater-like erosion of the wall of the stomach (gastric ulcer) or the duodenum (duodenal ulcer), often associated with painful symptoms.

Ulcerative Colitis/Proctitis: Chronic inflammatory disease which affects the inner mucus membrane of the colon, particularly the distal portions of the colon (i.e., the rectum and sigmoid).

Ursodiol (ursodeoxycholic acid): Naturally occurring bile acid present as a minor fraction of the total human bile acids, and in greater concentrations in the bile of certain animal species such as bears. Ursodiol is also a drug indicated for the treatment of different diseases such as dissolution of gallstones, primary biliary cirrhosis and other cholestatic liver diseases.